UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

 333-56679
333-56679-02
333-56679-01
333-56679-03

(Check One):  [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form
10-Q [  ] Form N-SAR

For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

 Read Instruction (on back page) Before Preparing Form. Please
Print or Type.

 Nothing in this form shall be construed to imply that the
Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

 PART I -- REGISTRANT INFORMATION

Renaissance Media Group LLC

Renaissance Media (Louisiana) LLC

Renaissance Media (Tennessee) LLC

Renaissance Media Capital
Corporation________________________________________________

Full Name of Registrant

 ______________________________________________________________________
_________
Former Name if Applicable

 12405 Powerscourt
Drive____________________________________________________________
Address of Principal Executive Office (Street and Number)

 St. Louis, MO
63131________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K,
20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Charter Communications, Inc., and Charter Communications
Holdings, LLC,  the registrants' indirect parent companies (the "Companies"), are completing their reaudit of their financial statements for the years ended
December 31, 2000 and 2001 and their ongoing audit of their financial statements for the year ended December 31, 2002.  Because these audits of the Company's financial statements for these years will be required to complete the registrants' report on Form 10-K for the year ended December 31, 2002, the registrants require additional time to finalize their financial statements and the related disclosures necessary to file their 2002 report on Form 10-K.  The registrants file using the reduced disclosure format of General Instruction (I)
to Form 10-K, based on their relationship with, and in reliance on of the filings of, Charter Communications Holdings, LLC.

PART IV-- OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification

 Steven A. Schumm
(Name)

 314
(Area Code)

 965-0555
(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates recording an impairment charge of
$966 million on its franchise assets in accordance with SFAS No. 142.

Renaissance Media Group LLC

Renaissance Media (Louisiana) LLC

Renaissance Media (Tennessee) LLC

Renaissance Media Capital Corporation.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 1, 2003

By:  /s/ Steven A. Schumm

Name:  Steven A. Schumm

Title:  Executive Vice President and Chief

Administrative Officer and Interim Chief

Financial Officer (Principal Financial Officer)